UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

MagnaChip Semiconductor Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

55933J203

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	NAMES OF REPORTING PERSONS Toronado Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,323,636
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,323,636
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,323,636
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.00%
12.	TYPE OF REPORTING PERSON (see instructions) PN

2

1.	NAMES OF REPORTING PERSONS Toronado Partners LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,523,636
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,323,636
	8.	SHARED DISPOSITIVE POWER 200,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,523,636
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.43%
12.	TYPE OF REPORTING PERSON (see instructions) IA

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1.	NAMES OF REPORTING PERSONS Toronado Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,523,636
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,323,636
	8.	SHARED DISPOSITIVE POWER 200,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,523,636
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.43%
12.	TYPE OF REPORTING PERSON (see instructions) OO

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1.	NAMES OF REPORTING PERSONS John Stephen Perkins
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,523,636
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,323,636
	8.	SHARED DISPOSITIVE POWER 200,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,523,636
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.43%
12.	TYPE OF REPORTING PERSON (see instructions) IN

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Item 1.

(a)	Name of Issuer MagnaChip Semiconductor Corporation

(b)	Address of Issuer’s Principal Executive Offices 60 South Market Street, Suite 750 San Jose, CA 95113

Item 2.

(a)	Name of Person Filing Toronado Fund, L.P. Toronado Partners LLC Toronado Capital Management LLC John Stephen Perkins

(b)	Address of the Principal Office The principal business address of each reporting person is 44 Montgomery Street, Suite 1200, San Francisco, CA 94104.

(c)	Citizenship Reference is made to Item 4 of pages 2–5 of this Schedule 13G (this “Schedule”), which Items are incorporated by reference herein.

(d)	Title of Class of Securities Common Stock (the “Shares”)

(e)	CUSIP Number 55933J203

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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Item 4.  Ownership.

Reference is hereby made to Items 5-9 of this Schedule, which Items are incorporated by reference herein.

Toronado Fund, L.P. directly holds 2,323,636 Shares. Toronado Partners LLC acts as investment manager for the Toronado Fund, L.P., Toronado Capital Management LLC acts as general partner for Toronado Fund, L.P., and John Stephen Perkins acts as Managing Member of Toronado Partners LLC. Toronado Partners LLC, Toronado Capital Management LLC, and John Stephen Perkins directly or indirectly control an additional 200,000 for a cumulative total of 2,523,636 shares.

Based upon the foregoing, as of the date hereof, each of Toronado Fund, L.P., Toronado Partners LLC, Toronado Capital Management LLC, and John Stephen Perkins (collectively, the “Reporting Persons”) may be deemed to be the beneficial owner of the number of Shares set forth in Item 9 of such Reporting Person’s cover page hereto. Each Reporting Person disclaims beneficial ownership of the Shares not held directly by such Reporting Person.

The calculation of percentage of beneficial ownership in item 11 was derived from Issuer’s report.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

To the best knowledge of the Reporting Persons, no one other than the Reporting Persons and the equity holders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

The Reporting Persons have agreed to jointly file this Schedule 13G in accordance with Rule 13d-1(k) of the Exchange Act, the agreement with respect to which is attached hereto as Exhibit 1. Each Reporting Person expressly disclaims beneficial ownership with respect to any Shares other than the Shares owned of record by such Reporting Person.

Item 9.  Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certification.

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022	Toronado Fund, L.P.

By: Toronado Partners LLC, its investment manager

By: John Stephen Perkins, its Managing Member

By: /s/ John Stephen Perkins
Name: John Stephen Perkins
Title: Managing Member

Toronado Partners LLC

By: John Stephen Perkins, its Managing Member

By: /s/ John Stephen Perkins
Name: John Stephen Perkins Title: Managing Member

Toronado Capital Management LLC

By: John Stephen Perkins, its Managing Member

By: /s/ John Stephen Perkins
Name: John Stephen Perkins
Title: Managing Member

John Stephen Perkins

By: /s/ John Stephen Perkins
Name: John Stephen Perkins

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Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them Statements on Schedule 13D or Schedule 13G, as applicable (including amendments thereto), with regard to the securities of MagnaChip Semiconductor Corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to any such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement.

Dated: February 11, 2022	Toronado Fund, L.P.

By: Toronado Partners LLC, its investment manager

By: John Stephen Perkins, its Managing Member

By: /s/ John Stephen Perkins
Name: John Stephen Perkins
Title: Managing Member

Toronado Partners LLC

By: John Stephen Perkins, its Managing Member

By: /s/ John Stephen Perkins
Name: John Stephen Perkins Title: Managing Member

Toronado Capital Management LLC

By: John Stephen Perkins, its Managing Member

By: /s/ John Stephen Perkins
Name: John Stephen Perkins
Title: Managing Member

John Stephen Perkins

By: /s/ John Stephen Perkins
Name: John Stephen Perkins

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